USA Capital First Trust Deed Fund, LLC

4484 South Pecos Road, Las Vegas, Nevada 89121 702.734.2400

October 21, 2005

VIA EDGAR AND FACSIMILE

Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	USA CAPITAL FIRST TRUST DEED FUND, LLC (THE “COMPANY”)
FILE NO. 333-59362

Dear Mr. Cascio:

We are in receipt of your facsimile dated September 8, 2005 in which you provided comments to the Company’s Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) and Form 10-Q for the quarter ended June 30, 2005. The purpose of this letter is to provide the Company’s responses to those comments. Set forth below are your comments and the Company’s response to each such comment.

Form 10-K for the year ended December 31, 2004

Management Discussion and Analysis

General

1.	In future filings, provide the applicable disclosures required by Industry Guide 3. Please refer to SAB Topic 11.K.

We understand from the telephone conversation between the staff and our counsel on October 13, 2005, that with respect to the quarterly report, you do not require the Company to include all relevant Guide 3 information, but have only asked that we provide certain limited information in paragraph form. Thereafter, the Company will provide all applicable disclosures required by Industry Guide 3 applicable in reports filed by the Company.

Consolidated Financial Statements

Note. 1. Nature of Business and Summary of Significant Accounting Polices, page 36

New Accounting Pronouncements, page 37

2.	We note your disclosure that you have evaluated your “relationships and interests in entities that might be considered variable interest entities and concluded that no prerequisite conditions exist.” Please tell us what you mean by the statement, “no prerequisite conditions exist.” Clarify whether you have any interests in a variable interest entity as defined in FIN 46 and, if so, if you are considered the primary beneficiary. Briefly describe the facts and circumstances that caused you to reach your conclusion.

The Company has no interests in a variable interest entity as defined in FIN 46. The footnote disclosure identified above was intended to inform readers that no such relationships exist. The Company’s only financial relationships with other entities are through real estate loans collateralized by the underlying real estate. The Company has no controlling financial interests in any of these entities (directly or indirectly). Further, the Company has not directly or indirectly had any risk of loss beyond the risk for loan loss allowances related to the underlying collateral. In future filings, the Company will revise this footnote to state more clearly that it has no interest in variable interest entities.

Investments in Mortgage Loans, page 36

3.	Tell us details of the nature and related accounting treatment of “interest reserves.”

“Interest reserve” is a pre-arranged budget line item in each loan which is available to the borrower to make its scheduled interest payments under the loan documents. Like any other line item under the loan budget (such as grading or framing), the interest is funded by the Company, or a participating lender, on an ongoing basis in accordance with the loan documents.

Consistent with industry practice, interest becomes due and accrues under the terms of the loan documents, as it is recorded as income on the Company’s statement of operations. Correspondingly, with respect to the interest reserve, the amount of the interest accrued on a loan reduces the budget line item for the interest reserve under the loan, and increases the amount due at maturity under the loan.

Allowance for Loan Loss, page 36

4.	Please tell us more details of the fractional interests in mortgage loans purchased during the period, including the amount of these interests and whether there is any additional risk of loss related to these interests. Additional disclosure should be provided in future filings.

Fractionalized interests are purchased by the Company routinely to facilitate loan fundings. As of December 31, 2004, the Company’s fractional interests in loans, versus whole interests in loans, were as follows:

	Principal Amount	%
Fractional interests in loans	$35,290,712	76%
Whole loans	$11,084,985	24%

Total	$46,375,697	100%

The figures stated above represent 28 fractional interests in mortgage loans, as compared to 5 whole loans. On average, as of December 31, 2004, the Company’s fractional interest of each loan represented approximately 14% of each corresponding whole loan. Further, as of December 31, 2004, none of the Company’s fractionalized interests in loans was impaired or non-performing. The Company believes that when loans are adequately collateralized, fractional interests do not add any further risk. In fact, by fractionalizing large loans, the Company may actually decrease its monetary exposure to any one loan, further diversifying its loan portfolio. Going forward, the Company will provide this information as additional disclosures in reports filed by the Company.

5.	Tell us and provide more disclosure in future filings of how you determined the allowance for loan losses, including details of the specific methodologies, estimates and assumptions. Include in your response how you considered additional risk that could result from the following:

•	the use of “interest reserves”;

•	the significant amount of loans that are subject to “balloon” payments;

•	the geographical concentration of your loans discussed in Note 2; and

•	the lack of your historical loss experience.

The Company evaluates each individual loan to determine whether or not it is impaired (i.e., it is probable that the Company will not collect all amounts due according to the contractual terms of the loan agreement). If it is determined that the loan is impaired, the Company evaluates whether or not an allowance for loan losses needs to be recorded.

To determine the amount of any allowance for loan losses the Company compares the loan amount to the estimated value of the underlying collateral. The loan amount is equal to the current principal balance, plus any accrued but unpaid interest. The value of the underlying collateral is determined first by one or a combination of valuation methodologies (see the Company’s response to item 8 for a discussion of valuation methodologies). Further, the value of the underlying collateral may be adjusted to reflect the status of the project by factors including, but not limited to, completion of improvements, progress of the development plan versus original underwriting and sales or offers on the property and comparable properties in the area. In addition, the Company considers the estimated sales and marketing costs that may be necessary to dispose of the underlying collateral. Finally, the value of the underlying collateral is discounted for the estimated time it will take to dispose of such collateral. Once the value of the underlying collateral is estimated, it can then be compared to the loan amount to consider if an allowance for loan loss needs to be recorded in accordance with FASB Statement 114.

The Company’s allowance for loan losses is determined based on the difference between the amount due and the estimated fair value of the collateral. Most of the loans that the Company has funded have interest reserves provided for in the loan budget. The interest reserves are included in the total amount of a loan when the loan is underwritten. As a result, the interest reserve is treated as part of the amount due when determining the amount to be repaid while conducting the initial risk analysis. Accordingly, the interest reserve is a factor in calculating the allowance for loan losses.

As of December 31, 2004, all of the Company’s 33 loans were subject to “balloon” or similar repayment requirements. However, 14 of the 33 loans outstanding as of December 31, 2004 were subject to partial release provisions should a portion of the collateral be refinanced or sold prior to maturity. These 14 loans totaled $17,077,511 and represented 36.8% of the total $46,375,697 in loans in the Company at December 31, 2004. Many of the loans in the Company’s portfolio are repaid from the sale, lease or refinance of the real property that secures the loan. For example, as of December 31, 2004, the Company had 11 loans that were development or construction loans, representing 32.6% of the loan portfolio. The borrowers use the proceeds of development loans to finance the cost of entitling and subdividing, and/or improving raw land, or in the case of construction loans, to complete improvements for residential dwellings or commercial buildings. In these cases, the loan is generally repaid from the sale of the entitled and subdivided land to other developers or homebuilders, or the sale or refinancing of individual residential dwellings, or commercial buildings, which is why short-term loans with “balloon” payments are suitable under the Company’s investment guidelines. To the extent that the value of the collateral underlying a given loan supports such loan, and there is an expectation that the borrower will be able to make the “balloon payment,” the Company does not view a “balloon” payment or similar method of loan repayment as an additional risk that should be factored into the allowance for loan losses determination.

The Company considers geographical concentration of the collateral supporting the loans in its portfolio as a factor in determining its allowance for loan losses. As of December 31, 2004, approximately 67% of the Company’s investments in mortgage loans were located in California, Florida or Texas (33%, 15% and 18% respectively). If there were to be a downturn in the real estate market in any area where the Company has a geographical concentration of collateral underlying its loans, if appropriate, the Company would reevaluate the loans collateralized by real estate located in such area, and consider geographic concentration, along with other factors related to each such loan, in determining whether to make an appropriate allowance for loan losses.

The Company does not make any specific allowance for loan losses based on its own historical loss information. Due to the Company’s limited operating history, it has not incurred a significant amount of loss itself. The Company’s manager and affiliates, however, have a great deal of experience related to loan loss analysis, which they lend to the Company in deciding when it is appropriate to make an allowance for loan losses.

In future filings, as applicable, the Company will provide a more detailed analysis with respect to its methodology for determining allowance for loan losses.

6.	Please clarify whether there is any additional risk associated with the loans acquired from USA Capital Diversified Trust Deed Fund, LLC, an affiliate of your manager.

The Company does not believe that there are any additional risks associated with loans acquired from USA Capital Diversified Trust Deed Fund, LLC (“Diversified”). As of December 31, 2004, 11 of the Company’s 33 mortgage loans, totaling $22,723,295, or 49% of the total loan portfolio, was purchased from Diversified.

Fair Value of Financial Instruments, page 36

7.	We reference the disclosure that the fair value for loans that are delinquent and/or in foreclosure is indeterminable at this time as no ready market exists for these loans”. Please tell us the amount of loans that are delinquent or in foreclosure. In addition, tell us and disclose the details required by paragraph 14 of SFAS 107 in future filings.

As previously disclosed in note 3 on page 11 of the Form 10-K, as of December 31, 2004, one loan in the principal amount of $4.7 million was nonperforming and in foreclosure. This loan’s carrying amount was $4.7 million, its effective interest rate was 14% and its maturity was October 31, 2004.

With respect to the disclosures required by SFAS No. 107, paragraph 14, the Company believes that it is not practicable to the estimate fair value of the loans because there is no ready market for its nonperforming loans.

Note 2. Financial Instruments and Concentration of Credit Risk, page 38

8.	We note that more than half of the loan portfolio was not supported with independent appraisals of the underlying collateral and that you used alternative methods to determine the sufficiency of the loan to value ratios, such as broker’s opinion of value or other similar information. Please tell us details of the alternative methods and clarify whether the failure to obtain independent appraisals resulted in additional risk that was considered in the allowance for loan loss. In addition, disclose more details in future filings.

As of December 31, 2004, there were 16 loans in the Company’s loan portfolio for which it did not have independent written appraisals, totaling $24,095,818, and representing 52% of the Company’s total loan portfolio. Of those 16 loans, 5 of them have subsequently been repaid. The portion of those 5 loans in the Company’s portfolio as of December 31, 2004 totaled $6,949,985. We currently have appraisals on 4 of the remaining 11 loans. The portion of those 4 loans in the Company’s portfolio as of December 31, 2004 total $6,395,000. With respect to the remaining 7 loans, for which the Company’s portfolio had an aggregate amount outstanding of $10,750,833 as of December 31, 2004, we relied on alternative methods of valuation as follows:

•	With respect to one loan representing $4,000,000 in the Company’s loan portfolio, an opinion of value from a third-party real estate broker who was familiar with the values of comparable properties in the area was used.

•	The Company used current, valid purchase and sale agreements from independent non-affiliated third parties for the same underlying collateral as the valuation basis for 3 loans, representing an aggregate of $5,380,000 in the Company’s loan portfolio.

•	For 2 loans, representing an aggregate of $1,075,833 in the Company’s loan portfolio, the Company used the projected sales price based on previous sales in the same project (collateral) to non-affiliated third-party buyers.

•	With respect to the final loan, which represented $295,000 in the Company’s loan portfolio, the Company used the projected cash flows from a project using comparable lease prices in the area at a specified capitalization rate.

In addition to any or several of the methods described above, the Company may estimate the market value of collateral based on comparable sales of similarly situated property in the area.

The Company acknowledges that its practice of not always obtaining independent appraisals at the time of a loan’s funding can potentially incur additional risk, as compared to loans supported by independent appraisals. Going forward, while the Company may not have independent appraisals of the underlying collateral at the time of a loan’s funding, it intends to obtain such independent appraisals to support the conclusions arrived at by its alternative valuation methods. If such appraisals suggest the need to adjust the allowance for loan losses, as discussed with respect to item 5, the Company will make appropriate adjustments. In future filings, the Company will expand its discussion of alternative valuation methods used.

Note 8. Initial capitalization and deferred registration costs, page 43

9.	We see that your manager paid all costs associated with the registration of the Fund and that the costs were deferred and included as an expense in computing other comprehensive income (loss) during the year ended December 31, 2003. Please tell us why it is appropriate to record the registration expenses as other comprehensive loss.

Under GAAP, costs associated with issuing stock are not reported as income or expense, but rather are reported as a deduction from proceeds of the offering. Due to the unique nature of these costs, and the fact that the manager contributed them, they are charged against only the Class D membership units, which are solely owned by the Company’s manager. Management felt that this presentation added transparency to the transactions, and further, that this presentation results in the same net equity presentation. If the staff believes another presentation is more appropriate, the Company would be willing to consider such alternate presentation for future periods.

Audited Balance Sheets of USA Capital Realty Advisors, LLC

10.	Please tell us why you included separate financial statements of your manger, USA Capital Realty Advisors, LLC in your Form 10-K. Additionally, tell us why you only included the balance sheet and not full financial statements of USA Capital Realty Advisors, LLCs.

The Company began reporting its manager’s financial information on its Registration Statements on Form S-11 in compliance with initial registration requirements of limited liability companies. The Company believed that the inclusion of its manager’s balance sheet had continuing value in its annual and quarterly reports, although such disclosure is not required by Regulation S-X. In the future, the Company will not include separate financial information for USA Capital Realty Advisors, LLC.

Form 10-Q for the six months ended June 30, 2005

11.	We note your statement that you believe your “disclosure controls and procedures are adequate to ensure that information … in the time periods specified in the SEC’s rules and forms.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Confirm to us that your disclosure controls and procedures were effective at June 30, 2005 and revise future filings to include this language.

The Company’s disclosure controls and procedures were not effective at June 30, 2005. The Company has had a timeliness problem in filing its annual and quarterly reports. The Company is currently reviewing its controls and procedures to rectify this issue.

If you have any questions or require additional information, please do not hesitate to contact the undersigned at 702.734.2400.

Sincerely,

/s/ Joseph D. Milanowski

Joseph D. Milanowski,

Manager, USA Capital Realty Advisors, LLC,

Manager of USA Capital First Trust Deed Fund, LLC

cc:	Martin James
Kristin Lochhead